MONARCH PLAZA SUITE 1600 3414 PEACHTREE ROAD N.E. ATLANTA, GEORGIA 30326 PHONE: 404.577.6000 FAX: 404.221.6501
WWW.BAKERDONELSON.COM

HOWARD S. HIRSCH

DIRECT DIAL: 404.443.6703

DIRECT FAX: 404.238.9703

HHIRSCH@BAKERDONELSON.COM

July 18, 2011

VIA EDGAR

Ms. Erin Martin

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:	Strategic Storage Trust, Inc. (the “Company”) Post-Effective Amendment No. 12 to Form S-11 Filed July 12, 2011 Your File No.: 333-146959

Dear Ms. Martin:

This letter serves as the Company’s response to your telephonic comment conveyed to us on July 18, 2011 regarding Post-Effective Amendment No. 12 to the Company’s Registration Statement on Form S-11.

Status of Share Redemption Program, Supplement No. 3 page 1

1. Please provide the number of unfulfilled redemption requests as of the end of the most recent reporting period.

Response: In response to this comment, as part of the Company’s next Rule 424(b)(3) prospectus supplement, which the Company expects to file on or around August 1, 2011, we will revise this section to include disclosure of the number of unfulfilled redemption requests similar to the following:

“For eligible redemption requests submitted during the six month period ended June 30, 2011, we have redeemed approximately              shares for approximately $     million ($             per share). We have honored all eligible redemption requests submitted during the six month period ended June 30, 2011. We have funded all redemptions using proceeds from the sale of shares pursuant to our distribution reinvestment plan.”

Very truly yours,

/s/ Howard S. Hirsch

Howard S. Hirsch

BAKER, DONELSON, BEARMAN,
CALDWELL & BERKOWITZ, PC